

September 30, 2013

Advantage Provides Summary of Previously Announced
Glacier Montney Resource Estimates
(TSX: AAV, NYSE: AAV)

Calgary, Alberta, September 30, 2013 - The Alberta Securities Commission has requested that Advantage Oil & Gas Ltd. ("Advantage" or the "Company") present its reserves and resource estimates contained in the press releases dated May 21, 2013 and July 15, 2013 (the "Press Releases") without providing a summation of the individual estimates of reserves, contingent resources and prospective resources. The individual estimates of volumes of reserves and resources effective as of March 31, 2013 as presented in the previous Press Releases are unchanged.

The evaluation of Advantage's Glacier Montney resources was prepared by Sproule Associates Ltd. ("Sproule"), an independent qualified reserve evaluator, with an effective date of March 31, 2013 in accordance with National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook").

The following three tables summarize the results of Sproule's resource assessment of Advantage's Glacier Montney resources as at March 31, 2013:

Resource Categories (AAV Working Interest, Best Estimate, Raw) [1]	Tcf
Total Petroleum Initially In Place (TPIIP)	16.03
Discovered Petroleum Initially in Place (DPIIP) [2]	13.98
Undiscovered Petroleum Initially in Place (UPIIP) [3]	2.05

DPIIP (AAV Working Interest, Sales) [2]	Low Estimate	Best Estimate	High Estimate
Natural Gas			
Cumulative Production (Tcf) [4]	0.100	0.100	0.100
Reserves (Tcf) [5]	0.927	1.526	1.770
Contingent Resources (Tcf)	2.316	3.540	4.898
Unrecoverable DPIIP (Tcf)	9.574	7.751	6.149
Natural Gas Liquids			
Cumulative Production (mbbls) [4]	-	-	-
Reserves (mbbls) [5]	5,949	11,071	12,732
Contingent Resources (mbbls)	72,472	110,274	152,013
Unrecoverable DPIIP (mbbls)	225,654	182,730	139,330

UPIIP (AAV Working Interest, Sales) [3]	Low Estimate	Best Estimate	High Estimate
Natural Gas			
Prospective Resources (Tcf)	0.342	0.556	0.776
Unrecoverable UPIIP (Tcf)	1.561	1.347	1.127
Natural Gas Liquids			
Prospective Resources (mbbls)	7,381	11,691	16,274
Unrecoverable UPIIP (mbbls)	25,558	21,248	16,665

Notes to above tables:

(1)   See Appendix A for the definitions from the COGE Handbook of the various resource categories used herein.
(2)   There is no certainty that it will be commercially viable to produce any portion of the DPIIP.
(3)   There is no certainty that any portion of the UPIIP will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the UPIIP.
(4)   The cumulative production represents the actual total historic production from Advantage's Glacier Montney resources and as such is not a Low, Best or High Estimate.
(5)   For reserves, the Low Estimate is proved reserves, the Best Estimate is proved plus probable reserves and the High Estimate is proved plus probable plus possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

In the July 15, 2013 press release, Advantage announced the results of an addendum to the evaluation prepared by Sproule, in which Sproule estimated the future net revenue associated with Advantage's Glacier Best Estimate contingent resources. As a result of Sproule's estimate of the future net revenue, all of Advantage's petroleum and natural gas Montney Best Estimate contingent resources at Glacier were considered economic based on forecast commodity prices, capital costs and operating costs as at March 31, 2013. Sproule estimated that the before tax net present value of future net revenue of Advantage's petroleum and natural gas Montney Best Estimate contingent resources was $3,215 million discounted at 10% and $1,642 million discounted at 15%.

Sproule evaluated the economics of Advantage's Best Estimate contingent resources based on a development scenario that was provided by Advantage. The development plan included the drilling of 1,120 future contingent locations with a total undiscounted capital expenditure of $8.3 billion which includes the necessary facilities and infrastructure costs. For the evaluation of proved plus probable reserves, the development plan assumed a maximum production rate of 200 mmcf/d is reached in 2015 and maintained until 2026. The proved plus probable reserves evaluation included the drilling of 313 future undeveloped locations with a total undiscounted capital expenditure of $1.9 billion. In estimating the Glacier contingent resources, Sproule assumed based on Advantage's development plan that gas plant capacity would increase over and above the proved plus probable reserves forecast by 100 mmcf/d per year of raw gas starting in 2015 to a total throughput of 600 mmcf/d raw gas by 2018. The 600 mmcf/d raw facility throughput capacity was then maintained to the year 2032 by drilling wells as required.

The crude oil and natural gas pricing assumptions used for the estimate were prepared by Sproule effective March 31, 2013. These forecasts were adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. Sproule's price assumptions as at March 31, 2013 used over the next seven years are summarized in the table below:

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Alberta AECO-C Natural Gas ($Cdn/mmbtu)	Henry Hub Natural Gas ($US/mmbtu)	Exchange Rate ($US/$Cdn)
2013	92.85	87.92	3.52	3.87	0.999
2014	90.51	85.58	3.80	4.14	0.999
2015	87.69	87.75	3.95	4.30	0.999
2016	93.22	93.30	4.66	5.00	0.999
2017	96.96	97.03	5.32	5.66	0.999
2018	98.41	98.49	5.40	5.74	0.999
2019	99.89	99.96	5.49	5.83	0.999

For information relating to the contingencies that prevent the classification of the contingent resources as reserves and significant positive and negative factors relevant to the estimates please see the prior Press Releases, which are available on SEDAR at www.sedar.com and Advantage's website at www.advantageog.com.

Appendix A — Reserve and Resource Definitions

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates as follows:

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible Reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Resources encompasses all petroleum quantities that originally existed on or within the earth's crust in naturally occurring accumulations, including Discovered and Undiscovered (recoverable and unrecoverable) plus quantities already produced. "Total resources" is equivalent to "Total Petroleum Initially-In-Place". Resources are classified in the following categories:

Total Petroleum Initially-In-Place ("TPIIP") is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered.

Discovered Petroleum Initially-In-Place ("DPIIP") is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and Contingent Resources; the remainder is unrecoverable.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development but which are not currently considered to be commercially recoverable due to one or more contingencies.

Economic Contingent Resources are those contingent resources that are currently economically recoverable.

Undiscovered Petroleum Initially-In-Place ("UPIIP") is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of undiscovered petroleum initially in place is referred to as "prospective resources" and the remainder as "unrecoverable."

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.

Unrecoverable is that portion of DPIIP and UPIIP quantities which is estimated, as of a given date, not to be recoverable by future development projects. A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

Uncertainty Ranges are described by the Canadian Oil and Gas Evaluation Handbook as low, best, and high estimates for reserves and resources as follows:

Low Estimate*:* This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: **www.advantageog.com**
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, but not llimited to, details of the development plan to recover the resources, capital costs associated with the recovery of the resources, forecast commodity prices, estimated reserves and resources. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to its Annual Information Form which is available on SEDAR at www.sedar.com and www.advantageog.com.

Throughout this press release the term Tcfe (trillion of cubic feet of gas equivalent) is used. Such term may be misleading, particularly if used in isolation. The conversion ratio used herein of 1 barrel per six thousand cubic feet (1 bbl: 6 mcf) of barrels of oil to natural gas equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. In this press release, the abbreviations mbbls means thousands of barrels,mmcf/d means millions cubic feet of gas per day and tcf means trillion of cubic feet.

Where any disclosure of reserves data and resources is made in this press release that does not reflect all reserves of Advantage, the reader should note that the estimates of reserves, future net revenue and resources for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.